CONFIDENTIAL

October 28, 2022

VIA EDGAR TRANSMISSION

Jeff Kauten
United States Securities and Exchange Commission
Division of Corporation Finance

Office of Mergers & Acquisitions
100 F Street NE
Washington, D.C. 20549

Re:	BTRS Holdings Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 21, 2022

File No. 001-38947

Dear Mr. Kauten:

On behalf of our client, BTRS Holdings Inc. (“Billtrust”), we are responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 25, 2022, with regard to the Preliminary Proxy Statement on Schedule 14A (File No. 001-38947) filed by Billtrust on October 21, 2022 (the “Proxy Statement”) in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated September 28, 2022, by and between Billtrust, Bullseye FinCo, Inc., a Delaware corporation (“Parent”) and Bullseye Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are each affiliated with EQT X EUR SCSp and EQT X USD SCSp (the “EQT Investors” and together with Parent and Merger Sub, the “Parent Group”).

Comment: We note that your Chief Executive Officer and the Bain Capital Venture Entities have each entered into voting and support agreements and rollover and contribution agreements. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction. Your analysis should address the factors set forth in Sections 201.01 and 201.05 of the staff's Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Billtrust respectfully acknowledges the Staff’s comment and advises the Staff that prior to entry into the Merger Agreement, Billtrust and Parent Group, together with the assistance of their respective counsel, considered the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the merger transaction contemplated by the Merger Agreement (the “Merger”). After careful consideration of the applicability of Rule 13e-3, including the factors set forth in Sections 201.01 and 201.05 of the Staff’s Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“C&DI”), each of Billtrust and Parent Group concluded that the Merger is not a “going private transaction” subject to Rule 13e-3 and Schedule 13E-3 under the Exchange Act because each of Flint Lane (the “Chief Executive Officer”) and the Bain Capital Venture Entities (as defined in the Proxy Statement) are not and will not be “affiliates” (within the meaning of Exchange Act Rule 12b-2) of any member of the Parent Group and should not be deemed to be “engaged in” the Merger transaction. Further, the Merger does not raise the concerns that Rule 13e-3 was intended to address because the Merger (a) resulted from arm’s length negotiations between the Parent Group and Billtrust, which negotiations were led by Billtrust’s board of directors and (b) is subject to approval by Billtrust’s stockholders at a stockholder meeting.  Billtrust’s analysis is more fully described below.

Securities and Exchange Commission October 28, 2022 Page 2

Overview of Rule 13e-3

A “Rule 13e-3 transaction” includes (i) a “purchase of any equity security by … an affiliate of such issuer” or (ii) “a solicitation … of any proxy … [of] any equity security holder by the issuer … or by an affiliate of such issuer, in connection with: a merger … of an issuer or between an issuer (or its subsidiaries) and its affiliate,” that has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii), including, among other things, causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration, or causing any class of equity securities of the issuer that is listed on a national securities exchange to no longer be listed. Because the transaction involves the solicitation of proxies in connection with a merger that would result in a purchase of equity securities of an issuer and a delisting of such issuer’s equity securities, the Rule 13e-3 transaction analysis conducted by Billtrust and the Parent Group focused on whether the voting and support agreements and the rollover and contribution agreements would result in the Chief Executive Officer and/or the Bain Capital Venture Entities being affiliates of the Parent Group engaged in the Merger transaction and whether Rule 13e-3 was intended to address the type of transaction at issue, under Rule 13e-3 and the SEC’s guidance.1

The Bain Capital Venture Entities are Not Engaged in the Going Private Transaction

Section 201.05 of the C&DI provides that, with respect to the determination of “filing-person” status in situations where a third party proposes a transaction with an issuer, the relevant inquiry is whether any affiliates of the issuer are deemed to be engaged, either directly or indirectly, in the going private transaction. While Billtrust considers the Bain Capital Venture Entities to be affiliates of Billtrust, it does not believe the Bain Capital Venture Entities (i) should be viewed as “engaged in” the Merger transaction or (ii) constitute affiliates of the EQT Investors, Parent or Merger Sub and in a position to “control” (within the meaning of Exchange Act Rule 12b-2) the surviving corporation following the completion of the Merger.

Reduction in Equity Holding

The Bain Capital Venture Entities beneficially owned in the aggregate 28,367,064 shares of Billtrust common stock as of the date of the Merger Agreement, representing approximately 17.2% of the outstanding shares of Billtrust common stock as of such date.

Concurrently with the execution of the Merger Agreement, the Bain Capital Venture Entities entered into a rollover and contribution agreement with Bullseye Holdings, LP, a holding company that will indirectly hold 100% of the equity interests of the surviving company following the Merger (“Bullseye Holdings”), pursuant to which and immediately prior to the closing of the Merger, the Bain Capital Venture Entities will contribute, transfer and assign to Parent certain rollover shares (as described in the Proxy Statement) and, in exchange for such rollover shares, the Bain Capital Venture Entities will be issued equity interests in Bullseye Holdings.

1 The Parent Group does not own any voting securities of Billtrust or have any rights to appoint any individuals to Billtrust’s board directors. For these reasons, Billtrust concluded that the Parent Group should not be viewed as being an affiliate of Billtrust for purposes of Rule 13e-3. For the reasons discussed in this letter, Billtrust does not view the voting and support agreements entered into in connection with the signing of the Merger Agreement as reason to alter this view.

Securities and Exchange Commission October 28, 2022 Page 3

Pursuant to the rollover and contribution agreement, following the Merger, the Bain Capital Venture Entities will hold less than 5% of the issued and outstanding equity interests of Bullseye Holdings.

No contractual governance rights and limited other rights

Additionally, following the Merger, the Bain Capital Venture Entities will not have a contractual right to appoint a member to the board of directors of the general partner of Bullseye Holdings, the body that will manage the affairs of Bullseye Holdings (the “Board”), and will only have limited rights in their capacity as a partner of Bullseye Holdings, consistent with those of other minority equity holders. In addition, the partnership interests in Bullseye Holdings to be held by the Bain Capital Venture Entities will be subject to customary transfer restrictions and “drag-along” obligations, which could require Bain Capital Venture Entities to eventually sell their interests in Bullseye Holdings. Moreover, the Bain Capital Venture Entities will hold certain limited rights customarily held by minority equity holders, including “tag-along” rights, preemptive rights (permitting the Bain Capital Venture Entities to maintain their percentage equity interest in certain circumstances), information rights and registration rights (if Bullseye Holdings were to become a publicly-traded corporation again) and customary amendment protections prohibiting certain amendments to the equity documents of Bullseye Holdings.

Voting and Support Agreement

In connection with the execution of the Merger Agreement, and as a condition to Parent’s willingness to enter into the Merger Agreement, the Bain Capital Venture Entities agreed, on the terms and subject to the conditions set forth in a customary voting and support agreement, to vote their shares of Billtrust common stock in favor of, among other things, the Merger and the adoption of the Merger Agreement, and against, among other things, any proposal relating to a competing transaction involving Billtrust. The voting and support agreement did not provide the Bain Capital Venture Entities with any control over the transaction or Parent. The voting and support agreement was in a customary form that is frequently requested of large stockholders of parties to mergers and acquisitions (including many transactions that are not subject to Rule 13e-3), even where the large stockholders are not themselves the counterparty to the applicable transaction, for the purpose of increasing deal certainty. We would also note that the voting and support agreement does not grant the EQT Investors an irrevocable proxy or otherwise confer beneficial ownership of the underlying shares, as further evidence of the fact that the Bain Capital Venture Entities were not on “both sides” of the Merger transaction.

In sum, there is no reason to believe that the Bain Capital Venture Entities would be in a position to control any member of the Parent Group or the surviving corporation of the Merger, and none of the factors enumerated in Section 201.01 or Section 201.05 of the C&DI that would suggest that the Bain Capital Venture Entities are “engaged in” the Merger are present in this instance. Specifically, as noted and consistent with the Staff’s guidance, the immaterial amount of equity the Bain Capital Venture Entities’ will beneficially own in the surviving corporation, coupled with having no board seats and only the limited rights available to minority equity holders, and a voting and support agreement containing only customary terms, are consistent with Billtrust’s view that the Bain Capital Venture Entities should not be viewed as being “engaged in” the Merger or otherwise be considered an affiliate of the EQT Investors, Parent, Merger Sub or the surviving corporation after the closing of the Merger, in a position to “control” the surviving corporation.

Securities and Exchange Commission October 28, 2022 Page 4

The Chief Executive Officer is Not Engaged in the Going Private Transaction

Similarly, while Billtrust considers the Chief Executive Officer to be an affiliate of Billtrust, the Chief Executive Officer (i) should not be viewed as “engaged in” the Merger or an affiliate of the EQT Investors, Parent or Merger Sub and (ii) will not or be in a position to “control” the surviving corporation following the completion of the Merger.

Section 201.01 of the C&DI provides that in circumstances where an acquirer is not affiliated with the target but following the acquisition the target’s management team will remain intact, the parties engaged in the transaction may be required to file a Schedule 13E-3.  Factors considered to determine whether such a requirement exists include: increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquirer, and the representation of management on the board of the acquirer. In addition, Section 201.05 of the C&DI provides that an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”

We respectfully submit that a consideration of the foregoing factors does not suggest that a Schedule 13E-3 should be required in this transaction.

Management Employment and Board Arrangements

As described in detail in the section of the Proxy Statement captioned “The Merger—Interests of the Billtrust’s Directors and Executive Officers in the Merger—Employment Arrangements,” Billtrust is a party to employment agreements (each, an “Employment Agreement”) with each of its executive officers. Pursuant to the Merger transaction, the management of Billtrust will not benefit from any changes to their Employment Agreements. Additionally, Billtrust’s management will not receive increases in their salaries as a result of the transaction.

While it is anticipated that the Chief Executive Officer will be appointed to the Board following the Merger, the Chief Executive Officer will have no contractual right to such appointment and will be subject to removal by the EQT Investors at any time in their sole discretion. In addition, (i) employees of the EQT Investors or their affiliates or (ii) independent persons appointed by the EQT Investors (who will not be affiliated with the Chief Executive Officer, the Bain Capital Venture Entities or affiliates of the foregoing) will constitute a majority of the Board membership at all times. Furthermore, no other current members of Billtrust’s management will be appointed to the Board following the Merger.

Management Equity Arrangements

Like the Bain Capital Venture Entities, the Chief Executive Officer is expected to hold less than 5% of the issued and outstanding equity interests of Bullseye Holdings. He will have the same limited governance rights to be held by, and will be subject to the same obligations as, the Bain Capital Venture Entities, in each case as described above. In addition, the voting and support agreement entered into by the Chief Executive Officer is identical in substance to the agreement entered into by the Bain Capital Venture Entities described above.

Securities and Exchange Commission October 28, 2022 Page 5

In sum, there is no reason to believe that the Chief Executive Officer would hold a material amount of the surviving corporation’s equity securities or otherwise be in a position to “control” any member of the Parent Group or Billtrust as the surviving corporation of the Merger and none of the factors enumerated in Section 201.01 or Section 201.05 of the C&DI would suggest in this instance that the Chief Executive Officer is “engaged in” the Merger.

The Merger Does Not Raise the Concerns that Rule 13e-3 was Intended to Address

As a general matter, Billtrust believes that the Merger is not the type of transaction that Rule 13e-3 is designed to regulate, as neither the Chief Executive Officer nor the Bain Capital Venture Entities were on “both sides” of the Merger based on the facts and circumstances described above.

It is Billtrust’s understanding that the Commission adopted Rule 13e-3, among other reasons, to protect unaffiliated security holders in a “going private” transaction, particularly small investors, from potential self-dealing by an issuer’s affiliate standing on both sides of the transaction.

As described under “The Merger—Background of the Merger” section of the Proxy Statement, the transaction process leading up to the execution of the Merger Agreement was led by, and the Merger was approved by, the Billtrust board of directors, a majority of whom are independent directors. As disclosed in the Proxy Statement, in light of the rollover agreements, the Chief Executive Officer and the member of the Billtrust board of directors appointed by the Bain Capital Venture Entities recused themselves from the vote on the Merger Agreement and related topics. The Billtrust board of directors (advised by an independent financial advisor and outside legal counsel) carefully considered and engaged in arm’s-length negotiations with representatives of the Parent Group in respect of the Merger Agreement.

In addition, Merger Agreement provisions were designed to protect the interests of Billtrust’s stockholders, including, among other things, a right of the Billtrust board of directors to respond to any alternative acquisition proposal that is, or could reasonably be expected to lead to, a superior proposal, to change its recommendation to Billtrust’s stockholders if the failure to do so would be inconsistent with its fiduciary obligations under applicable law, and to terminate the Merger Agreement to enter into a definitive agreement for a superior proposal, in each case subject to certain specific customary conditions (including the payment in certain circumstances of a reasonable termination fee). Given the thorough process that was followed by Billtrust’s board of directors, and the protections included in the Merger Agreement and the ancillary agreements, we respectfully submit that the Merger did not and does not present the opportunity for the type of abuse or coercion of stockholders that Rule 13e-3 is intended to mitigate.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-450-4505.

Securities and Exchange Commission October 28, 2022 Page 6

Sincerely yours,

/s/ Evan Rosen
Evan Rosen

cc:	Aimie Killeen, Chief Legal Officer, BTRS Holdings Inc.

Marc O. Williams, Davis Polk & Wardwell LLP